Filed by Pentair, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pentair, Inc.
Registration Number: 333-181250

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Jim Lucas Pentair, Inc. - VP, IR

Randy Hogan Pentair Inc - Chairman and CEO

John Stauch Pentair Inc - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Brian Konigsberg Vertical Research Partners - Analyst

Brett Linzey KeyBanc Capital Markets - Analyst

Hamzah Mazari Credit Suisse - Analyst

Garik Shmois Longbow Research - Analyst

Robert Barry UBS - Analyst

Deane Dray Citigroup - Analyst

Mike Wherley Janney Capital Markets - Analyst

Brian Drab William Blair & Company - Analyst

Scott Graham Jefferies & Company - Analyst

Christopher Glynn Oppenheimer & Co. - Analyst

David Rose Wedbush Securities - Analyst

PRESENTATION

Operator

Good morning, my name is Katie and I will be your conference operator today. At this time, I would like to welcome everyone to the Pentair Q2 2012 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

(Operator Instructions)

Thank you. I would now like to turn the call over to Jim Lucas, VP of Investor Relations. Please go ahead Mr. Lucas.

Jim Lucas - Pentair, Inc. - VP, IR

Thanks, Katie, and welcome to Pentair’s second quarter 2012 earnings conference call. We are glad you could join us. I’m Jim Lucas, Vice President of Investor Relations. With me today is Randy Hogan, our Chairman and Chief Executive Officer; and John Stauch, our Chief Financial Officer. In today’s call, we will provide details on our second quarter 2012 performance, as well as our full year 2012 outlook as outlined in this morning’s release.

Before we begin, let me remind you that any statements made about the Company’s anticipated financial results are forward-looking statements subject to future risks and uncertainties, such as the risks outlined in Pentair’s 10-K for the year ended December 31, 2011, and today’s release. Forward-looking statements included herein are made as of today and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances. Actual results could differ materially from anticipated results.

Today’s webcast is accompanied by a presentation which can be found in the Investor section of Pentair’s website. We will reference these slides throughout our prepared remarks. All references today will be on an adjusted basis unless otherwise indicated, for which the non-GAAP financials are reconciled in the appendix of the presentation. I would like to also point out that the third quarter and full year outlook does not include any future impact related to the pending Tyco Flow deal that we announced on March 28 as stated in this morning’s release. We will be sure to reserve time for questions and answers after our prepared remarks.

I will now turn the call over to Randy.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair Inc - Chairman and CEO

Thanks, Jim, and welcome, and good morning to everybody.

Let me begin with second quarter results as shown on slide 3. We had another strong operating performance in the quarter driven by our focus on the three P’s that we can control, PIMS, price and productivity. We grew sales 3% on a reported basis. We drove operating profits up 11%, expanding adjusted operating margins by 100 basis points, and we delivered adjusted EPS of $0.83, which is up 11%.

While a combination of unfavorable foreign currency translations, continued softness in western Europe, and the last quarter of an end-of-life telecom project tempered top line growth, we saw continued strength in many of the sectors we serve. Industrial, agriculture, pool and energy all contributed solid gains in the quarter, and we saw strong pricing across the portfolio with total price favorable by 2.4%. Fast growth region sales were slower but still grew faster than overall Pentair. We continue to expect double-digit growth for the full year in fast growth regions as we execute our expansion plans.

Adjusted margins increased 100 basis points to 14.3% in the second quarter as we continue to drive greater productivity and execute the pricing actions to offset material inflation while funding growth investments. While we have seen some easing in commodity inflation, our pricing initiatives remain sound. In the second quarter, we delivered adjusted EPS of $0.83 compared to the $0.75 in the prior year, driven by our strong operational execution in the quarter, which helped somewhat mitigate the areas out of our control, such as softer western European volumes and a continued headwind from foreign currency.

On cash flow, we saw the seasonal rebound in free cash of $222 million in the second quarter bringing the year-to-date total to $140 million, putting us well on our way to converting more than 100% of net income to free cash flow, something we have done consistently eight out of the last 10 years.

As western Europe continues to be a headwind and uncertainty persists, we accelerated several repositioning actions during the quarter. This is not dissimilar to the approach we have taken during other challenging times in the past. All in we delivered another quarter of solid operating performance, with well executed productivity initiatives, good price realization, while continuing our growth investments, which we believe position us well for the balance of 2012 and beyond.

Now let’s turn to slide 4 for a review of our Water & Fluid Solutions segment performance.

Water & Fluid Solutions sales grew 7% year-over-year in the quarter, largely driven by the CPT acquisition which added $40 million in sales. Excluding CPT, Water & Fluids sales grew 3% in local currency as price realization remains favorable. Aquatic Systems delivered solid results in its seasonably strongest quarter and Treatment/Process continues to benefit from a strong backlog and a healthy pipeline of new product introductions.

Let me begin with the Flow business where sales were essentially flat in the quarter, an improvement from the decline seen in the first quarter. The business continues to see softness in residential pumps due to the absence of any major weather-related activity this year. Municipal was flat but the project business saw a healthy double-digit increase in orders and the backlog continues to build, signaling some increases in sales in this vertical starting in the fourth quarter this year and into the first half of 2013. We are not prepared to call a bottom in municipal, but we are seeing signs of stabilization and an increase in quoting activity in the traditional break and fix activity which may signal a return to more normal demand. Agriculture grew at a mid-teens rate in the quarter as we continue to see strong share gains in this vertical.

The integration of Nijhuis into Flow is progressing nicely. Cross training of the sales force is well along and we have begun to combine product offerings in some verticals such as fire. In the first quarter, we mentioned several joint sales calls that we have made and this continued into the second quarter, most recently in Canada to promote the new fish-friendly pump. Within Treatment/Process, water purification sales grew 4% year-over-year in local currency. Fast growth region sales continued to grow at double-digit rates with India doubling once again on expanded coverage and added new products.

In contrast, sales in the US were up modestly and Europe was relatively flat, largely in line with our expectations. Importantly, we did see US inventory levels stabilize and Europe distributor sentiment improved from the October and November low points. New product launches remain on track including our industry-changing innovation, Hybrid DI, which combines the benefits of a reverse osmosis filtration with those of a water softener using capacitive electrodes to remove hardness and total dissolved solids from the water, all without employing any salt.

In addition to residential use, this groundbreaking system can be used in a wide range of applications including in hotels and restaurants and the broader commercial sector. We are very excited about all of these applications and look forward to winning a lot.

As part of our rapid growth process, we’ve had some success with programs first introduced in China and then launched globally. Most recently, we’ve begun our USA Builder initiative that targets a select group of builders that are still growing in areas such as Denver, Houston, San Antonio and even Tampa. This is based off a program that we had success with in China targeting large housing complexes. The USA Builder initiative has had some early wins and we are looking to expand into other regions entering next year.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

In China, we recently launched the POU Homespring product which is exceeding our initial expectations. This product has been well received in China and we are looking to roll this out globally later this year. Both of these initiatives, the builder program and the Homespring product, demonstrate our ability to not only develop programs locally in fast growth regions, specifically China in this case, but to also take this knowledge and transfer it globally.

In the other part of Treatment/Process, Process Technology sales were up 29%, or up 3% including CPT and a 6% foreign exchange headwind. Advanced water systems and energy both grow double digits in the quarter. Within Advanced Water Systems we continue to see growth in desalination through the distribution channel along with some project work. Energy grew double-digit once again. We continue to pursue larger system sales and penetrate new applications within refineries and natural gas production while growing recurring revenue and maintaining above average margins.

Our second quarter performance once again demonstrated the great strides we were making with our POLAREX extractive separation systems. Our technology and systems expertise provide alternatives to conventional natural gas treatment methods at a fraction of the cost with better efficiency and a much better environmental footprint. We secured several new orders in the quarter which highlight the growing acceptance of this technology. Food Service remains steady as we expand into new customers such as convenience stores.

We reached the one-year anniversary with CPT in mid-May, so only half of the results were included in acquisitions during the quarter. CPT added $35 million in acquired sales in Q2 contributing to both Flow and Treatment/Process. Backlog grew once again, particularly in beverage, which we believe sets us up nicely for 2013.

Process Technologies had several strategic wins during the quarter. First, we’ve established a framework agreement with a major brewer for all filtration projects through 2015, including BMF projects underway in England and China. We continue to win contracts for dairy applications, as well. Next, we won our single largest CodeLine order to date for a desal project in Saudi Arabia. Finally, we won a large membrane systems order in France and see opportunities to expand our global anaerobic MBR reach in the future.

Turning to Aquatics Systems, once again, it was another great performance. Sales was up 8% in the quarter reflecting continued share gains and good pricing. Growth fundamentals remain strong in Pool with continued investment, a significant installed base, growing energy rebates and good secular trends around sustainability, efficiency and automation. As a result, IntelliFlo pump sales remained impressive, growing another 30% in the quarter. We continue to expand coverage and penetration adding another 132 dealers in the quarter and add new products to the lineup, such as the IntelliZone ozone generator system that helps sanitize pool water and reduce chlorine use by as much as 50%.

The right half of the page shows second quarter Water & Fluid operating profit margin. Water & Fluid adjusted operating margins increased 50 basis points to 14.7% in the quarter. Successful pricing actions and strong productivity helped to offset persistent inflation and we continue to make progress at CPT as the adoption of PIMS has contributed to improvements in quality, delivery and cost. Overall, I’m very pleased with the Water & Fluid segment performance this quarter.

Now let’s move to slide 5 for a review of Technical Products. Technical Products sales were down modestly compared to prior year in local currency, while adjusted operating profits grew 5%. Price realization was good but volumes were down year-over-year due to an expected end-of-life telecom project. This is the last quarter of that particular project headwind. Even with a reported sales decline, Technical Products delivered 11% operating income growth and adjusted operating margins expanded 290 basis points to 20.2%.

This marks another record margin performance for the segment. We believe we are well positioned to deliver the expected 100-plus-basis-point margin expansion in 2012 as pricing initiated in March reads through along with continued productivity, repositioning benefits and better growth in the second half.

In our focus verticals, Industrial, Energy and Infrastructure, we grew sales a combined 5% globally and 9% in North America in the quarter, as we fill in our global product portfolio, add coverage, particularly in energy, and launch our new Excelerate program that highlights better lead times and ease of doing business.

This quarter, we also launched the PCF Stainless Steel Wall-Mount Enclosure line which was designed and produced in China. This targets petrochem, pharmaceutical and food and beverage applications. In contrast, communications, which accounts for roughly 19% of sales, was down nearly 30% reflecting the anticipated negative impact from the end-of-life program, as well as softness overall in telecommunications orders.

Cooling was up 6% excluding FX and continues to be a key focus as we expand coverage in innovation globally. This quarter we launched a direct air cooling system, an energy efficient cooling platform for electronics. This new system offers flexible effective heat removal for outdoor enclosures. Looking ahead, we have an exciting innovation calendar in Cooling with the expected launch of a compact cooling offering, added controller and communication capabilities, and expanded offerings specifically for fast growth regions.

We are also seeing early successes of integrated cabinet and cooling solutions, for example, a tollway project in Brazil with each controller requiring three cabinets plus a cooling unit. This is in the testing phase now but we see great potential for it after the testing phase is over.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Fast growth region Technical Products sales grew 8% in local currencies as we add distribution and expand our product portfolio to meet local needs. In China, sales improved quarter-over-quarter with some stabilization, and importantly, good traction on our distribution expansion efforts, adding nearly 20 more distributors this quarter and yielding 30% sales growth through distribution.

In Latin America, Tech Products’ largest fast growth region, sales were up nearly 20% in local currency with infrastructure a bright spot. Middle East, albeit small today, was up 17% in the quarter. I believe we’ve only just begun to see the benefits of our expanded distribution and product offerings in fast growth regions for Tech Products. Bottom line, in Technical Products is that while volumes are more challenged in the second half of the year we continue to invest in new products and global expansion while driving productivity and lean to grow operating profits and advanced margins.

Let’s now turn to slide 6. Now that we are past the halfway point for the year, I wanted to spend a few moments updating you on our key geography and verticals. Starting with our largest region, the US and Canada, year-to-date sales are up 5% if we exclude the previously mentioned end-of-life telecom contracts in Tech Products. Industrial, agriculture and energy have been the three strongest sectors. And while we were seeing moderation in industrial, agriculture remains strong, and we are making good inroads into energy which is growing off a smaller base.

Western Europe remains an important area and we have not been immune to the challenges throughout the region. Excluding FX translation, volume were down 8% in the first half. While we anticipate translation headwinds to continue, the rate of decline in volumes appears to be moderating in Europe.

Within fast growth regions, there are several moving pieces. China was flat on an organic basis in the first half for the total enterprise, but what we saw was 20% growth in other key regions such as the Middle East, Latin America and India.

As I mentioned previously, Industrial and Agriculture are up double-digits year-to-date. We have seen modest gains in Commercial and Infrastructure and Residential has been flat. While we continue to bounce along the bottom in Residential and Commercial, Infrastructure recently has seen some pickup in orders and backlog. Our investments in strategic growth platforms continue to pay dividends in the form of increased orders. Energy, water reuse, industrialization and agricultural are all areas where Pentair is positioned in the new, new world.

Let’s turn to slide 7 for a look forward at the second half of the year. After posting 5% top line growth in the first half with acquisition contributing from CPT, we would expect modest reported top line growth in the second half as FX translation remains a headwind. We are not alone in this, but we are focused on elements within our control. For example, our strong price contribution in the first half is not a short-term phenomenon, we have strong price actions carrying through into the back half of the year. In addition, improving backlogs in Municipal and Beverage portend an improvement for these verticals.

Fast growth remains on track for double-digit growth this year, even as China’s growth has been muted. Operating margins have benefited from price and productivity, two of the elements within our control. We have seen some moderation on the inflation front which has helped but we continue to drive productivity. Given the ongoing challenges with the macro environment we did accelerate some repositioning spending in the quarter. Overall, we are on track to deliver adjusted operating margin expansion of 100 basis points and double-digit EPS growth for the year.

Before I wrap up my comments, on slide 8, I would like to provide an update on our announced merger with Tyco Flow Control. We continue to be excited about the merger announced at the end of March. We believe this transaction is a great strategic fit, increasing our global presence and exposure to high growth attractive sectors. Let me first provide an update on the transaction timeline, what we have done in the last 118 days and what is still to come.

From a regulatory perspective, we have received US and EU clearance with regulatory filings underway in other foreign jurisdictions. We’ve established an integrative planning management office led by a proven Pentair executive which is fully staffed with a team of 40 functional and business unit team leaders to drive the global integration planning. These initial integration planning efforts will be critical as we ramp up towards the expected close at the end of September. We have filed a preliminary proxy statement in Form S-4 for SEC review which is progressing.

Still to come are a few more foreign regulatory approvals and, of course, Pentair and Tyco International shareholder approvals. As we work through regulatory approvals and SEC filings, we are limited in further commenting on the transaction, but we wanted to provide an update on what we’ve accomplished to-date.

Now let’s turn to slide 9. In summary, we are off to a solid start. The first half was not without its challenges nor will be the second half, but we continue to demonstrate our ability to drive strong operating performance through the elements within our control. We are doing this while still investing in the long term as evidenced by our continued expansion into new areas such as energy and agriculture and a strong new pipeline, like with the Hybrid DI. We are well-aligned with the biggest mega trends that I believe are driving the world today and in the future.

The population and wealth growth of what we call the new, new world will continue putting incredible pressure and demands on food, water, energy and industrial infrastructure. From CPT to the transformational Tyco Flow deal, we continue to better position Pentair to serve this new world. In addition, we remain committed to

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

organic investments for growth and serving these attractive trends, sustaining higher R&D investments to deliver customers what they need including better efficiency, sustainability, automation and safety.

With that, I will turn the call over to John.

John Stauch - Pentair Inc - EVP, CFO

Thank you, Randy.

Please turn to slide number 10 labeled “First Half and Full Year Operating Margins.” Let me begin on the left hand side of the chart. As Randy mentioned previously, we expanded Pentair adjusted operating margins by 100 basis points in the second quarter versus last year. Tech Products led the way with 290 basis points of margin expansion while Water delivered 50 basis points of expansion. Adjusting for the last quarter of the CPT acquisition headwind, which was 70 basis points, Water delivered around 120 basis points of margin expansion.

Both Water and Technical Products benefited from acceleration of PIMS and lead initiatives, proactive pricing actions, lower raw material costs, value engineering efforts, prioritized investments and previously taken repositioning actions. We continue to focus on four-wall accountability and we are raising the expectations of the plants and businesses and they are responding with thoughtful projects that are yielding significant results. Also a benefit in the quarter in both segment were more significant contributions in income from fast growth regions. Our efforts to localize sales, marketing, engineering, sourcing and manufacturing in these regions is being rewarded.

As we look at the full year expectations for 2012, we see most of the trends from Q2 remaining consistent into the second half of the year. We expect the top line contribution to be a little lighter than previously anticipated due to FX translation, not just in Europe, but also in Brazil, Canada and India back to the US dollar.

While the top line impact of FX was nearly $27 million in the second quarter, the estimated impact to the bottom line was only $0.02 of EPS due to the fact that we benefited from transactional FX in some cases, as well as we were proactive in taking out costs in most regions affected. For the full year, the impact of FX on a year-over-year basis is forecasted around $90 million, or about 2.5 points of top line impact. In addition to FX, western Europe represents just under 15% of our overall revenue. In total, we are now forecasting western European volumes to be down around 6% to 7% for the full year, affecting the top line for Pentair by just under 1 point.

While China has received a lot of attention for slowing, and no doubt it has, we continue to make progress in fast growth regions with year-to-date revenue in total fast growth up just over 20% and anticipated to grow 20% for the year and finish greater than 20% of Pentair’s total revenue base. We still believe fast growth regions long term are the right place to be positioned, and while one or two geographies every year may not experience double-digit growth, because of our product offering, lower share position and investments locally, we believe we are well positioned to grow double-digit in fast growth as a whole for the next several years.

In summary for operating margins, we have done nicely for the first half. We expect Europe and China to be sluggish into the second half, FX to continue as a headwind, price to be maintained, and raw material inflation to be moderate. We feel we can control our own destiny and deliver second half and full year operating performance while we anticipate the closing and integration of the Tyco Flow businesses.

Please turn to slide number 11, labeled “Balance Sheet and Cash Flow.” We had a strong cash flow quarter as anticipated. We delivered $222 million in cash flow for the quarter which is about $40 million more cash than we delivered in the second quarter of 2011. Working capital was strong, as is typical in our second quarter, which is when we collect on receivables from the early buy season in our pool business. Net debt ended the second quarter at about $1.235 billion, slightly better than forecasted, and setting us up nicely for the anticipated closing of our proposed merger with Tyco Flow. ROIC improved to 9.3%, still below our long-term expectations of 15%, but on pace for double-digit by the end of the year.

Please turn to slide number 12, labeled “Third Quarter Pentair Outlook.” Our third quarter Pentair outlook assumes that the overall economy does not get much better. Volume growth in Europe in the second quarter was down about 10% which was consistent with the first quarter. Sequentially, the second quarter is about the same as the first quarter so it did not really deteriorate. It just did not get any better.

Our forecast for the third and fourth quarter assumes the same general global economic picture, with the only deterioration a moderating North American industrial outlook as capital spending tightens. With that as a backdrop, we expect third quarter sales to be up around 1% to 3% organically or close to up 3% to 5% excluding the impact of 2 to 3 points of FX headwind. Increases in volume are expected in Water where CPT is now contributing to organic sales and a healthy backlog of global and industrial projects related to CO2 recovery and Beer Membrane Filtration systems, as well as water reuse projects for large industrial customers.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Also accelerating are energy separation projects, aquaculture applications, and global agriculture systems. Easier comparisons in Europe will also help Water, primarily in the water purification business. Order trends and building backlog in municipal infrastructure should result in revenue growth in that segment in the second half versus declines in the first half.

For Technical Products, we expect top line growth to continue to be challenging as North American industrial revenue expansion slows from plus 7% in the first half of the year to plus 3% to 4% in the second half of the year, as well as data com, communications and general electronics globally experiencing close to double-digit declines on lower capital investment.

European headwinds are expected to continue through the third quarter and should ease a little as we close out the year. Overall Pentair adjusted operating income before any impact of the Tyco Flow merger is expected to be up 4% to 8% and adjusted operating margins should be up around 60 basis points year-over-year as productivity continues to contribute to bottom line expansion. Overall adjusted EPS is expected to be between $0.61 to $0.63 reflecting lower contributions as is normal from aquatics due to the end of season sell-through and the typical impact of western European shutdowns for the month of August. Third quarter performance should set us up nicely for closing out the year in achieving our full year expectations.

Please turn to my last slide labeled “Full Year 2012 Outlook.” For the full year, we have tweaked our guidance by raising the bottom of the range by $0.05 to $2.70 reflecting second quarter performance and our current outlook for the second half. We have adjusted the top end of the range to $2.76 from $2.80 reflecting impact from FX.

Overall, our new adjusted EPS outlook is $2.70 to $2.76 reflecting a full year EPS expansion of 12% to 15%, driven by top line expansion of 4 to 5 points and overall margin expansion of about 70 basis points, or around 100 basis points excluding the impact of CPT and in line with our productivity expectations and previous performance history. Free cash flow is expected to exceed 100% of net income and be greater than $270 million for the year.

Katie, can we please take our first question?

QUESTION AND ANSWER

Operator

Absolutely. (Operator Instructions) Your first question comes from the line of Brian Konigsberg from Vertical Research. Your line is now open.

Jim Lucas - Pentair, Inc. - VP, IR

Brian?

Randy Hogan - Pentair Inc - Chairman and CEO

We cannot hear you, Brian.

Operator

Mr. Konigsberg, if your line is on mute, would you please unmute.

Brian Konigsberg - Vertical Research Partners - Analyst

Can you hear me?

Jim Lucas - Pentair, Inc. - VP, IR

Yes, we can now.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Brian Konigsberg - Vertical Research Partners - Analyst

Okay, sorry about that.

Randy Hogan - Pentair Inc - Chairman and CEO

No problem, no problem.

Brian Konigsberg - Vertical Research Partners - Analyst

Just first question, on Technical Products, great quarter. Margins at 20%, I think that is a record from what I can tell. I’m just curious, with the volumes under a bit of pressure, what are the chances you get pushed back from your distributor base, asking for a price concessions given that also some of the commodities are seeing some relief?

Randy Hogan - Pentair Inc - Chairman and CEO

There is always a risk of that in major project settings. But one of the great things about the structure of our industry is when you sell through distribution the prices kind of roll through. We don’t do surcharging. Everything goes into the base. So we always assume in our — that there will be some erosion due to the larger projects. But in terms of the Flow business, the stuff that really just flows through distribution it is a virtuous situation. Distributors benefit from price increases as well.

Brian Konigsberg - Vertical Research Partners - Analyst

Got you. And just moving over to Europe, what gives you confidence that you should see stabilization in the second half of the year? And I think you made a comment that the weakening euro is spurring a little bit of demand. Could you maybe just give some color how much benefit you are seeing from that and what do you expect in the second half?

Randy Hogan - Pentair Inc - Chairman and CEO

Yes. The biggest factor in the second half for Europe is that a lot of our European business saw the decline last year, saw some pretty precipitous declines in the third and fourth quarter. So the comps are easier. We are not saying that things get better, that year-over-year it doesn’t look as bad is I would say the biggest factor there. That’s particularly true in water purification. And you want to talk about the lower euro helps their exports, right?

John Stauch - Pentair Inc - EVP, CFO

Yes. We are not yet at a point where the euro is low enough where I think we see the benefit. When we saw it under $1.20 last time, we saw a significant pick up in exports. We are not calling for that or planning for that in the second half. But we do buy product from Europe and we are absolutely seeing a transactional benefit of purchasing drives, for instance, in our IntelliFlo pumps coming from Europe, and we also cross-ship and sell into the US in Technical Products.

So I think we have got the foreign exchange, although it’s a headline on the top line, I think we have got it managed on the cost position well. And just to reiterate what Randy said, we are not looking for a pick up. As a matter of fact, Q3 will be down sequentially as normal because of the August shut down, which is typical in Europe, and then as Randy mentioned, starting in September of last year we saw significant decline in our water businesses. So I think we’ve framed it appropriately and, obviously, we are not looking for a pickup.

Randy Hogan - Pentair Inc - Chairman and CEO

And maybe to add one more thing. China and Europe, or western Europe, are pretty linked. Western Europe is the largest — a very large export market for China which is affecting China. And a lot of the European exports, particularly the German exports, go into China to help drive manufacturing investment or to support manufacturing investment. So a weaker China, even if with a lower euro it doesn’t mean that there will be a huge demand increase for European, for the OEMs that we serve in Europe. Anyway, that’s the way we are thinking about it.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Brian Konigsberg - Vertical Research Partners - Analyst

Great. Thank you very much.

Jim Lucas - Pentair, Inc. - VP, IR

Thank you.

Operator

Your next question comes from the line of Jeff Hammond from KeyBanc Capital Markets. Your line is now open.

Brett Linzey - KeyBanc Capital Markets - Analyst

Hi. Good morning, this is Brett Linzey stepping in for Jeff.

Randy Hogan - Pentair Inc - Chairman and CEO

Hey, Brett.

Brett Linzey - KeyBanc Capital Markets - Analyst

Just on the restructuring plans, which businesses in the quarter were most impacted from some of these initiatives weighted between Water and Technical Products?

John Stauch - Pentair Inc - EVP, CFO

Yes, we took, if you think about it, it’s a third, roughly in Tech Products where we took some actions in Europe based upon proactively assessing where the volumes were at. And two-thirds of it would be Water and we, again, more heavily weighted to Europe in the sense of right sizing the volume on anticipated lower demand.

Brett Linzey - KeyBanc Capital Markets - Analyst

Okay. And then, you mentioned in your comments about moderation in North America. Could you just talk, a little bit more detail about the puts and takes domestically where you might be seeing signs of deceleration within the business?

Randy Hogan - Pentair Inc - Chairman and CEO

Industrial is the place where we are seeing deceleration, in which we see a little bit in Water and more in Tech Products. At the same time, we think Residential and Municipal and Commercial have — we see some encouraging signs in that. Not huge volume necessarily. But certainly as we mentioned in Municipal, we expect to see actually an increase in volume in sales in the fourth quarter. But some of the programs that we have in Residential, I think, are quite promising and help us drive growth. And Residential is clearly coming off the bottom now.

John Stauch - Pentair Inc - EVP, CFO

I mean, just to put some context to that, we are really saying is high-single-digits in North American industrial slows to 3 to 4 points of growth which I think is probably a more normalized long-term growth rate. In residential, if you really look at it, we have got two businesses, water purification and our pool business, that are in the high-single-digits and we’ve been impacted on the retail side of flood-related products to the tune of down 30% year-over-year. So we have seen a recovery in the residential in two of our three businesses. And we are expecting those year-over-year comparisons in the retail side to mitigate at some point here, and I think you will see the Residential growth start to accelerate.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Brett Linzey - KeyBanc Capital Markets - Analyst

Okay, great. I’ll get back in queue. Thanks.

Operator

Your next question comes from the line of Hamzah Mazari from Credit Suisse. Your line is now open.

Hamzah Mazari - Credit Suisse - Analyst

Good morning. Thank you. The first question is just on repositioning actions and spend. Maybe if you could talk about, get into some more detail on what are some of the actions you are taking? How much are you spending there? And how that ramps up through the balance of the year?

Randy Hogan - Pentair Inc - Chairman and CEO

If you look at the two charts you can see the $7 million on the Water chart and the $3 million and it’s really all about people. It’s basically to pay for the reduction in force, which is, as you know, more expensive in Europe. But we expect, John, the benefits would start reading out fairly quickly.

John Stauch - Pentair Inc - EVP, CFO

Q3 and Q4 next year and think of the pay back being 40% to 50% of the expected reduction. I think — to put it in context, we look at delivering the long-term goals with the type of merger is delivering the base. Making sure that the synergies are additive to that base and then our bolt-on acquisitions would be additive to those numbers. And think of this as securing the base in wake of what is now a slightly slower Europe than expected. And making sure that we were staying out ahead of the cost actions to stay competitive.

Hamzah Mazari - Credit Suisse - Analyst

All right. And just on the Tyco deal, that deal obviously closes in Q3, but maybe if you could share when you think you will be in a position to talk more in detail on revenue synergies and sort of the top line opportunity out of that deal? I know you highlighted the cost side.

Randy Hogan - Pentair Inc - Chairman and CEO

Yes. As we have been allowed — to the extent we’ve been able to work together and get into the details, we still feel very good about our plan, we still feel very good about the strategy. What I’d like — what we are planning to do is bringing the teams from both sides together as soon after closing, like that first week. And then probably back to you in terms of — in terms of detailed guidance, and then probably have an analyst meeting, probably pull it into November-December, somewhere in there where we will bring everyone together and we’ll go through things in detail.

Hamzah Mazari - Credit Suisse - Analyst

Great. And then just the last question. On weather, maybe if you could remind us how that impacted your business this year. You mentioned the flood side, flood being slower. Maybe any other businesses where you saw a pull forward due to weather? Any other impact as we think about your business next year?

Randy Hogan - Pentair Inc - Chairman and CEO

In terms of the — as you know, the pool business got off to an early season in the first quarter, the first quarter was came out like we thought. The first quarter was stronger and we got the 8% growth in the second quarter here, and as we look at the first half it was what we thought it would be. So we feel good about that. We had floods both in Europe and in the US in the spring last year, in 2011. And didn’t have either this year. So, John, I don’t know how much —

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair Inc - EVP, CFO

Our flood-related SKUs, put in context are down 30% year-over-year. So that gives you a context. It’s hitting our Water business by roughly 2 to 3 points on a year-over-year basis. We don’t have any anticipated weather in the second half. We are not weather forecasters here. So we kept things consistent with where they have been sequentially.

Randy Hogan - Pentair Inc - Chairman and CEO

Price sold pumps in Minnesota this morning, early afternoon. We had three inches of rain this morning.

Hamzah Mazari - Credit Suisse - Analyst

All right. Perfect. That’s good color. I appreciate it. Thank you.

Operator

Your next question comes from the line of Garik Shmois from Longbow Research. Your line is now open.

Garik Shmois - Longbow Research - Analyst

Hi, thank you. Just wondering if you can give us a little bit more color on how the sales trends progressed as you moved through the second quarter, April, May and June, that would be helpful?

John Stauch - Pentair Inc - EVP, CFO

We track them all along. We didn’t see any different or uniqueness. June finished fairly strong. April and May were consistent with what our expectations were. As far as color, we anticipated some challenges and things played out pretty much as expected except for the currency and Europe not getting better versus Q1.

Garik Shmois - Longbow Research - Analyst

Okay, so there wasn’t any market deceleration as you moved through the second quarter?

John Stauch - Pentair Inc - EVP, CFO

Not as we —

Randy Hogan - Pentair Inc - Chairman and CEO

Not as we see it.

John Stauch - Pentair Inc - EVP, CFO

Not as we see it.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Garik Shmois - Longbow Research - Analyst

Great. And then just secondly, you identified a number of new projects looking out over the next several years. As a result of CPT, the desal project in Saudi Arabia. I was wondering if you could maybe put some numbers around these new project opportunities, maybe on an annual basis, anticipated revenue growth, just so we can get an idea of order of magnitude that we are looking at from these projects you have highlighted?

John Stauch - Pentair Inc - EVP, CFO

I’ll just give you the numbers piece first and I will let Randy kind of fill in the color. We have got a really growing robust backlog in our CPT-related project businesses. And as we mentioned on the last several calls, we’ve been in the transition of moving away from the muni projects except for desal where we have a nice product offering, and transitioning into more water reuse and CO2 recovery and Beer Membrane Filtration on the industrial side.

We are targeting north of 10% growth on what is now north of a $300 million annual basis and you should think of the backlog or project deck being multiple times that as you would expect leakage in that project and the push out of the projects. That gives you an idea what we are targeting and kind of where our backlog is and I will let Randy add some color there.

Randy Hogan - Pentair Inc - Chairman and CEO

And the way I like to think about it is we bought CPT to have double-digit growth, it’s $240 million in sales, so that’s double-digit growth, it would be $24 million a year, and I think a lot of that is from the new applications and it’s in the $20 million to $30 million range. We are making a lot of progress in dairy. We are making a lot of progress in — as we mentioned, we mentioned framework agreement, which is kind of interesting it’s the same sort of approach that Tyco Flow Control uses on the energy side, using big frame agreements to look at multi-year relationships. We see some real opportunities to do that in food and beverage. We see some real opportunities to do that in what I would call industrial water.

So, and that’s where, as John mentioned, water reuse. Water reuse is — we have the technology. We have systems. We believe water reuse, just look at the droughts and look at the issues being caused by lack of water. People — the industrials are going to be the first people that are serious about taking care of water. We really see that technology being useful there. I think about it in terms of a $20 million to $30 million kind of growth per year. On top of that, I believe there is at least, there is another $20 million or so that’s in the water purification area. That’s why we focus so much on the filtration side. We are — I’m very bullish on Hybrid DI. I think I’ve said before, it’s not an iPad, but we’re going to work like hell to make it one. It really can be a game changer in terms of residential and commercial.

Garik Shmois - Longbow Research - Analyst

Okay. Great. Thanks for the color.

Randy Hogan - Pentair Inc - Chairman and CEO

Thank you.

Operator

Your next question comes from the line of Robert Barry from UBS. Your line is now open.

Robert Barry - UBS - Analyst

Hi, guys, good morning.

Jim Lucas - Pentair, Inc. - VP, IR

Good morning.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair Inc - Chairman and CEO

Good morning.

Robert Barry - UBS - Analyst

Question on the Technical Products margins. Is that communications revenue that’s been weak, especially low margin?

Randy Hogan - Pentair Inc - Chairman and CEO

Yes.

John Stauch - Pentair Inc - EVP, CFO

Yes. There is a mix benefit. There’s no doubt about it.

Robert Barry - UBS - Analyst

Yes, I guess that was my question, I’m trying to unpack like where in the works the mix comes in. Is it under productivity price? How big is it?

John Stauch - Pentair Inc - EVP, CFO

It would show up in productivity.

Randy Hogan - Pentair Inc - Chairman and CEO

Yes.

John Stauch - Pentair Inc - EVP, CFO

If I was estimating it, you can’t be precise on that, but it’s anywhere from 70 to 80 basis points of mix benefit. If you think of the areas that we’ve been challenged, our European businesses don’t have the margins that our North American business does in Technical Products, and the communications side which is OEM and project-related work, especially toward the tail end of those projects, where the volumes aren’t where they used to be tend to be very low margin.

Robert Barry - UBS - Analyst

Got you. So it sounds like there is some room that you are actually raising price on a like-for-like product basis?

Randy Hogan - Pentair Inc - Chairman and CEO

Yes. There was definitely price and there was definitely productivity. That was 270 basis points —

John Stauch - Pentair Inc - EVP, CFO

220 net on that.

Randy Hogan - Pentair Inc - Chairman and CEO

220 net. Take out the 80 and we are still up 140. So price plus —

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair Inc - EVP, CFO

It was 290 minus 80 would be about 210 and that would reflect the ongoing price (inaudible.)

Robert Barry - UBS - Analyst

And then —

John Stauch - Pentair Inc - EVP, CFO

But I think — just to follow up on that. One of the things Randy has been challenging this business for for sometime about is we don’t need to continue to chase these large telecom communication businesses. So as we rebuild the factories and start to fill the international locations, we are looking more for that steady margin, industrial, energy and infrastructure.

Randy Hogan - Pentair Inc - Chairman and CEO

And that’s what is exciting about when you see we were adding 20 distributors in China and we’re getting 30% distribution growth in China. That telecom project that we are finally getting out of was one we took back during the financial crisis to fill the factory. This is what happens when you don’t have Lean discipline, and, by the way, we were on board with that decision at the time.

Robert Barry - UBS - Analyst

So it’s not like it’s a benefit that unwinds?

John Stauch - Pentair Inc - EVP, CFO

Correct. Right.

Robert Barry - UBS - Analyst

Yes. And I just also wanted to follow up on Pool and you touched on it a little bit earlier. The growth decelerated quarter-to-quarter, still good, but decelerated a lot versus a much easier comp. You also had that deal, I think, the Brazil acquisition in there. I’m curious how much that added and how you are thinking about Pool given the deceleration from quarter-to-quarter?

John Stauch - Pentair Inc - EVP, CFO

Brazil was a rounding error, Robert. From the time you take and add in the revenue less the foreign exchange and the real (R$), may be less than $1 million. We are just getting it up and then we got an inventory impact. I think it’s hard to call upper-single-digit 8% growth in a business that is not seeing an increase in installed base and our pool permits today are 80%, or down 80% from where they were at the peak. We are not seeing a substantial amount of increase in pool builds but we’re seeing an increase in content from the energy efficiency line that we are adding.

Randy Hogan - Pentair Inc - Chairman and CEO

The point about the good secular trends that I talked about in my script remains true. And actually, as housing stabilizes, particularly as the Florida market has stabilized, and houses start to turn and people start fixing their pools. I’m not worried about pool at all.

Robert Barry - UBS - Analyst

Do you think the second quarter growth is —

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair Inc - Chairman and CEO

Saw the rebates. Well, as I said, I kind of look at the first quarter as the weather was so good that it had to be — couldn’t continue, that we thought there was (inaudible) from second quarter. We thought that way and in fact it was. So we look at the first half and say, yes, it was about like we thought it should be.

Robert Barry - UBS - Analyst

Got you. Okay, thank you.

Randy Hogan - Pentair Inc - Chairman and CEO

Thank you.

Operator

Your next question comes from the line of Deane Dray from Citi Research. Your line is now open.

Deane Dray - Citigroup - Analyst

Thank you. Good morning, everyone.

Randy Hogan - Pentair Inc - Chairman and CEO

Good morning, Deane.

Deane Dray - Citigroup - Analyst

And also best wishes to Jim in his new role. First question on Pool, just a follow-up on Rob’s questions on the Pool side, in adding these new dealers, was there any channel fill benefit that was meaningful in the quarter?

Randy Hogan - Pentair Inc - Chairman and CEO

Not really. Our dealers are really pool builders and so they basically pull through a pool corp or whatever distributor they work with as they do a service on a pool, a rebuild or build an actual pool. So there aren’t that many of them that stock, and they are particularly — the ones we added are smaller ones so they, in particular, don’t really stock.

John Stauch - Pentair Inc - EVP, CFO

But we do look at it as way a gain more content in the overall market, Deane, and so we hope that that has a sustainable impact on the growth rate long term.

Deane Dray - Citigroup - Analyst

And then do you have a sense of how much the — some of these green products, the IntelliFlo, have contributed to the top line? If you kind of parse out what the year-over-year is how much of that are these green products?

Randy Hogan - Pentair Inc - Chairman and CEO

IntelliFlo grew 30% in the quarter. It’s now —

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair Inc - EVP, CFO

35% of the overall —

Randy Hogan - Pentair Inc - Chairman and CEO

The whole Eco Select product line, all of what we call the green Eco Select product line is 35% of our growth, and it’s been growing at least twice the rate of the overall business. It’s been a big part of it.

John Stauch - Pentair Inc - EVP, CFO

And, Deane, just as we shared with you, or shared with everyone earlier, the overall market is not growing. So we definitely think that this Eco Select line is helping us grow double-digit, high-single-digits in what is not necessarily a robust market.

Deane Dray - Citigroup - Analyst

Great. And then over on the CPT side, it sounds as though you have got some new products or some new business on the beverage side in China. We were at the Singapore Water Trade Show a few weeks ago and there was a lot of buzz about what the opportunities are for CPT in China and specifically on the beverage side. How does that business look? Are you displacing competitors there? Is it just better distribution into China? Just give us an update if you could.

Randy Hogan - Pentair Inc - Chairman and CEO

I think it’s the advancement of the technology as they continue to build out what I would call more world-class food and beverage capability. As you know, their dairy business has been going through quite a cathartic change, and so bringing in more world-class technology is where we see it. Also, the beer membranes versus the Kieselguhr approach and getting these relationships with these brewers and these dairies are really the opportunities. I think less of it as take away as terms of getting the growth.

Deane Dray - Citigroup - Analyst

Great. And then I might have missed this, but on the repositioning actions, can you comment on what the pay back period is? If you are doing this in Europe, typically that’s a little bit more extended than North America. What — can you quantify the pay back?

John Stauch - Pentair Inc - EVP, CFO

Yes, it’s about $4 million to $5 million in total pay back. And we expect it to start — yes, annually — so we expect it to start within Q3, Q4.

Randy Hogan - Pentair Inc - Chairman and CEO

It’s a two-year pay back.

Deane Dray - Citigroup - Analyst

So we would start seeing the savings in what quarter?

John Stauch - Pentair Inc - EVP, CFO

Starting in Q3.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Deane Dray - Citigroup - Analyst

Of this year?

Randy Hogan - Pentair Inc - Chairman and CEO

Yes.

Deane Dray - Citigroup - Analyst

Okay. Thank you.

Randy Hogan - Pentair Inc - Chairman and CEO

Thank you.

Operator

Your next question comes from the line of Mike Wherley from Janney Capital Markets. Your line is now open.

Mike Wherley - Janney Capital Markets - Analyst

Good morning, guys. I was just wondering if you could give us a little more detail on what you are seeing in muni? You said that you are getting some improvements there and I was just wondering if you would give a little bit more detail?

John Stauch - Pentair Inc - EVP, CFO

Yes. Let me just give the first piece of that and then I will let Randy share. Just for the first half of the year, to put it in context, our overall global infrastructure in muni was down about 5% to 7% year-over-year. And so what we are now — sales. So now what we are heading into is a growing backlog in order rate which we think at least is not negative in the back half of the year.

Randy Hogan - Pentair Inc - Chairman and CEO

What we look at is orders and we look at backlog. The backlog is actually up 32% as we exit the quarter versus a year ago, which is good. And the first half orders are up 6%. The second quarter was up 20%. So if we look at — if you will, the quote activity right now, it’s up over two times.

So we view that as all good signs. We’ve secured everything that’s an order. We secure it and we know when that ships, that’s why we feel like the fourth quarter will be up in municipal and the first half of next year. So as I said, is this another dead cat bounce in this market? That’s why we aren’t saying — we feel good about it but I’m not calling the bottom yet.

Mike Wherley - Janney Capital Markets - Analyst

Do you — what do you attribute this big pickup to? Do you think that these cities have just put this off too long?

Randy Hogan - Pentair Inc - Chairman and CEO

No. I view it as break and fix. What happened was with the stimulus — we are — this is primarily in the pump business and it’s primarily North America. We are making progress outside of North America in this business, but the big changes — the stimulus package that the government — US government had pulled ahead a bunch of investments. It basically paid for stuff and as soon as that money ran out everything stopped. And then what happens is in the municipal world — our strategy has always been in municipal in the US it’s a break and fix world.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

They’ve never priced to the point where they do what we would call state-of-the-art kind of investment and maintenance. They just don’t price water that way in the US. What they do is when things break they fix it. It’s a break and fix world and they can only put that off for so long. That’s what we believe is — they pulled ahead a bunch of stuff when the US government was paying. And then it stopped. And now they can’t put it off any more.

Mike Wherley - Janney Capital Markets - Analyst

Okay. Thanks a lot, guys.

Jim Lucas - Pentair, Inc. - VP, IR

Thank you.

Operator

Your next question comes from the line of Brian Drab from William Blair. Your line is now open.

John Stauch - Pentair Inc - EVP, CFO

Hey, Brian.

Brian Drab - William Blair & Company - Analyst

Good morning. I just have one question at this point. On the ag space, can you talk a little bit more about that business and Randy said you’re gaining share there at 13% growth. What’s that market been growing and as secondary question, are you seeing any pressure on that business given some of restrictions around irrigation given the drought?

Randy Hogan - Pentair Inc - Chairman and CEO

The answer to the second question is yes. In certain areas of the Midwest in dripping irrigation areas there are some restrictions which haven’t read through to our order rate yet. But could do. Although it could favor more wells, well pumps, as opposed to surface water pumps. The reason we — we think the business is up maybe around 10%. So we’re up 13%.

We think the share gain — we know that we have added distributors and we are up a lot with those distributors in some areas in the Midwest where we are, frankly, we’re under penetrated and under covered in the Midwest and Texas. We’ve also raised our service levels in California, so we know our order rate there is very good. Those are the sources why we feel good about the share gain because we can see it in different reasons where we’ve had lower market share.

Brian Drab - William Blair & Company - Analyst

Okay. And roughly what is the revenue in that business, quarterly at this point?

John Stauch - Pentair Inc - EVP, CFO

Well, it represents about 5% to 6% of our overall Pentair revenues.

Brian Drab - William Blair & Company - Analyst

Of total Company revenue? Okay.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair Inc - EVP, CFO

Correct.

Randy Hogan - Pentair Inc - Chairman and CEO

Right.

Brian Drab - William Blair & Company - Analyst

Okay. Thank you.

Randy Hogan - Pentair Inc - Chairman and CEO

Thank you.

Operator

Your next question comes from the line of Scott Graham from Jefferies. Your line is now open.

Scott Graham - Jefferies & Company - Analyst

Good morning.

John Stauch - Pentair Inc - EVP, CFO

Hey, Scott.

Scott Graham - Jefferies & Company - Analyst

Just wanted to see if you would share with us kind of the same type of analysis that you just did on muni with respect to Residential, maybe how orders progress during the quarter, what are you seeing out there? Because there’s a lot of distribution out there. What are your distributors telling you? Residential looks like it’s picking up in some of the macro data, but is it starting to pick up in your business, as well?

John Stauch - Pentair Inc - EVP, CFO

As I mentioned earlier, Scott, I break into the three components and think of this as roughly a third, third, third. A third being our water purification business, which is seeing definitely a pickup in orders and shipments in North American residential. And I would put that more in the mid- to high-single-digit range. Pool, as we mentioned earlier, experienced double-digit for the first half and 8% in the Q2 and we have it in sort of the 5% to 7% range for the rest of the year. Now that is a season that starts to dwindle off here, so it’s not really an indicator.

Then we are experiencing this headwind in the flood side of residential flow, but if you take the pump business that goes into well, which benefits from the drought season, again, we are seeing an uptick in orders somewhere in that 5% to 7% range. Definitely movement in residential. Certainly, a long way from the top, but starting to feel like we are seeing some recovery.

Scott Graham - Jefferies & Company - Analyst

True. And I probably should have been more specific on that. The water purification business is certainly the one that’s certainly most intriguing. That’s a little bit of a higher margin business for you, as well, is that correct than some of your other businesses in water?

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Randy Hogan - Pentair Inc - Chairman and CEO

That’s correct.

John Stauch - Pentair Inc - EVP, CFO

Correct.

Scott Graham - Jefferies & Company - Analyst

Okay. Very good. That’s all I had. Thank you.

John Stauch - Pentair Inc - EVP, CFO

Thank you, Scott.

Operator

(Operator Instructions)

Randy Hogan - Pentair Inc - Chairman and CEO

Go ahead.

Operator

(Operator Instructions)

Jim Lucas - Pentair, Inc. - VP, IR

Any questions left, operator?

Operator

Yes, we have a few more questions.

Randy Hogan - Pentair Inc - Chairman and CEO

Okay, Katie.

Operator

Your next question comes from the line of Christopher Glynn from Oppenheimer. Your line is now open.

Randy Hogan - Pentair Inc - Chairman and CEO

Hi, Chris.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

Christopher Glynn - Oppenheimer & Co. - Analyst

Hey. Wanted to look at reuse from a high level. A couple years ago you talked about the Twins stadium installation as a reference site. We are hearing about a lot of new regulations in fracking, you mentioned industrial reuse. Can you comment on the market opportunity you see there and the traction you are seeing?

Randy Hogan - Pentair Inc - Chairman and CEO

Yes, we are very small in fracking, but we have had a win there in terms of pumps and treatment. We are working on gaining better access to that market because we do have technology. The big opportunities we see are where we are strong, in food and beverage. Where we can reduce — that’s one of the exciting parts of dairy is to actually reduce their water use. And the other one is in the produced water area. Again, and that’s regarding fracking, when this stuff comes back up it’s taking that water and cleaning it and reusing it. That’s a very promising area for us.

Christopher Glynn - Oppenheimer & Co. - Analyst

Great. Thank you.

Jim Lucas - Pentair, Inc. - VP, IR

Thank you.

Operator

Your next question comes from the line of David Rose from Wedbush Securities. Your line is now open.

David Rose - Wedbush Securities - Analyst

Good morning. Most of my questions have been asked. I do have a follow-up on CPT. Just trying to get a better idea of the pricing discipline and overall discipline that you put in CPT, and what we can expect for margin improvement in 2013, given that you have a lot of system orders in place you start to benefit from the consumable side at some point? Do we see benefit in pricing discipline to some of the actions you have taken in lean? And then three, any benefit from consumable sales in 2013 or ’14? And as a corollary to all of this, is there any distraction from Tyco’s merger as it relates to the integration process with CPT?

Randy Hogan - Pentair Inc - Chairman and CEO

Let me start with that one because I didn’t put this in the script. I’m very proud of how well the Pentair team has stayed focused on execution while all of this other work is going on in terms of the Tyco integration. It’s very impressive and I thank everybody at Pentair for the great job they have done with that. There will be a time when there is going to be more. Right now we don’t have a lot of discussions going on for legal reasons between go-to-market sides of Tyco and Pentair because that has to wait until proper regulatory approvals. There will be a time when there is going to be more of that and we’re very watchful to make sure that we don’t take our eye either off of the Tyco core business or the Pentair core business. That’s why, as John said, that’s why our focus is on firming up our core.

In terms of CPT, we have instituted different pricing mechanisms in pricing. There was an approach to basically make money on the membrane and sell the system at cost and just make the money on the membrane. We don’t take that approach. We want to make money on the systems too. So we’re winning with better pricing, so that’s going to read through as we ship those. In terms of the productivity, some of the restructuring we did actually is related to CPT as we have gotten to the point where lean is having an impact. We either fill the factories with additional business or we take cost out. So some of the repositioning is actually related to CPT so we can get some the benefits from lean to actually go to the bottom line. So I don’t know, John, if you want to —

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair Inc - EVP, CFO

Yes, I would just add to answer your question, I think of it as 200 to 250 basis points a year for the next couple of years, and that’s both from the integration of the back office, the pricing disciplines that Randy mentioned, the better positioning of product in industrial versus muni, and then just a lot of the lean activities that are really starting to read out as they embrace it.

David Rose - Wedbush Securities - Analyst

Okay. Thanks, John. And then lastly can you provide us with the backlog figure for CPT? You did it, I think, for the last quarter.

Randy Hogan - Pentair Inc - Chairman and CEO

I don’t have that right here.

John Stauch - Pentair Inc - EVP, CFO

I don’t have it with me either.

David Rose - Wedbush Securities - Analyst

Okay, well, I can follow up afterwards then.

John Stauch - Pentair Inc - EVP, CFO

I will follow up with you off-line.

David Rose - Wedbush Securities - Analyst

Okay. Thank you both.

John Stauch - Pentair Inc - EVP, CFO

Thank you.

Operator

We have no further questions in queue. I will turn the call back over to the presenters.

Randy Hogan - Pentair Inc - Chairman and CEO

All right, thank you very much. There will be a call-in number, do you have the call-in number, operator?

Operator

I sure do. The play back for this call will be made available to you on July 25, 2012 at 5.00 PM Eastern. To access that recording, please dial 855-859-2059, or 404-537-3406 and enter the conference ID.

Randy Hogan - Pentair Inc - Chairman and CEO

Thank you and talk to you later.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

John Stauch - Pentair Inc - EVP, CFO

Bye.

Operator

This concludes today’s conference call. You may now disconnect.

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION

The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4, as subsequently amended, containing a preliminary proxy statement/prospectus regarding the Merger. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-1, as subsequently amended, containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement, as subsequently amended, regarding the Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

PARTICIPANTS IN THE SOLICITATION

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and Tyco Flow’s registration statement on Form S-4 containing

JULY 24, 2012 / 01:00PM GMT, PNR - Q2 2012 Pentair, Inc. Earnings Conference Call

the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012, as subsequently amended. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012, as subsequently amended. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.